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                             June 22, 2022

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 13 to
                                                            Registration
Statement on Form F-1
                                                            Filed on June 10,
2022
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2022 letter.

       Amendment No. 13 to Registration Statement on Form F-1

       Cover Page

   1. We note your revised disclosure that the PRC government's significant authority to intervene or influence
the Mainland China operations of an offshore holding company at any time could limit
your ability to transfer or use your cash outside of Mainland China.
                                                        Please revise to
clarify that the PRC government's significant authority to intervene or influence an offshore
holding company at any time could limit your ability to transfer or use your cash outside
of Mainland China and Hong Kong, or revise to indicate that the
                                                        PRC could limit your
ability to transfer or use your cash outside of China. Similarly
 Mark Chi Hang Lo
AMTD Digital Inc.
June 22, 2022
Page 2
         revise at pages 10, 11, 22 and 23, and throughout, as applicable. Index to Consolidated Financial Statements, page F-1

2. Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit in accordance with Instruction 2 to Item 8.A.4.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                             Sincerely,
Comapany NameAMTD Digital Inc.
                                                               Division of
Corporation Finance
June 22, 2022 Page 2                                           Office of
Finance
FirstName LastName